# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Optimum Communications, Inc., CIK 0001702780
CUSIP: 02156K103
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1 Court Square West, Long Island City, New York (NY), 11101
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001214659-25-002815
Filed by CIK 0001317195

## Reporting persons
- Empyrean Capital Partners, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 14,039,012; sole dispositive power 0; shared dispositive power 14,039,012; aggregate amount beneficially owned 14,039,012 (8.09% of the class)
  Comment: Amendment No. 1 to the Schedule 13G filed on May 15, 2026, reported a beneficial ownership percentage of 5.22% based on the Company's Form 10 K, filed on February 13, 2026, and reflecting a number of outstanding shares of 470,460,199. The Reporting Persons now believe that this number is actually an aggregation of the Company's Class A Common Stock and Class B Common Stock and that only taking account of the Class A Common Stock would have had the Reporting Persons, as of March 31, 2026, beneficially owning 8.55% of the Company's outstanding Class A Common Stock.
- Amos Meron: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 14,039,012; sole dispositive power 0; shared dispositive power 14,039,012; aggregate amount beneficially owned 14,039,012 (8.09% of the class)

## Item 1. Issuer
Name of issuer: Optimum Communications, Inc.
Address of issuer's principal executive offices: 1 Court Square West, Long Island City, NY, 11101

## Item 2. Person Filing
Name of person filing:
This statement is filed by:
(i) Empyrean Capital Partners, LP ("ECP"), a Delaware limited partnership, which serves as investment manager to Empyrean Capital Overseas Master Fund, Ltd. ("ECOMF"), a Cayman Islands exempted company, with respect to the shares of Class A common stock, per value $0.01 per share (the "Class A Common Stock") of Altice USA, Inc (the "Company") directly held by ECOMF;
(ii) Mr. Amos Meron, who serves as the managing member of Empyrean Capital, LLC, the general partner of ECP, with respect to the Class A Common Stock directly held by ECOMF.
The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Class A Common Stock owned by another Reporting Person.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is c/o Empyrean Capital Partners, L.P., 10250 Constellation Boulevard, Suite 2950, Los Angeles, CA 90067
Citizenship:
ECP - a Delaware limited partnership
Amos Meron - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 14,039,012
Percent of class: 8.09
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 14,039,012
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
14,039,012
The ownership percentages reported in this Schedule 13G are based on 293,452,846 shares of Class A Common Stock outstanding as of May 27, 2026, as disclosed in the Company's Schedule TO filed with the Securities and Exchange Commission on June 1, 2026, less 120,000,000 shares of Class A Common Stock purchased by a subsidiary of the Company on June 30, 2026, as disclosed in the Company's Schedule TO filed with the Securities and Exchange Commission on July 6, 2026.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Empyrean Capital Partners, LP: /s/ Jennifer Norman, Chief Compliance Officer (08/14/2026)
- Amos Meron: /s/ Amos Meron, Amos Meron, Individually (08/14/2026)